CHC Announces Record Third Quarter Earnings

ST. JOHN'S, NEWFOUNDLAND AND LABRADOR, CANADA--CHC Helicopter Corporation
("CHC") (TSX: FLY.A and FLY.B; NYSE: FLI) today announced financial results for the quarter ended January 31, 2003.

/T/

                          Financial Highlights
       (in millions of Canadian dollars except per share amounts)
---------------------------------------------------------------------------
-------------------------------------------------------
          Three Months Ended  Nine Months Ended
----------------------------------------------------------------------
                                         (Restated)         (Restated)
                                                (1)                (1)
                                  January  January   January  January
                                       31,      31,       31,      31,
                                     2003     2002      2003     2002
                                     (Un-     (Un-      (Un-     (Un-
                                  audited) audited)  audited) audited)
----------------------------------------------------------------------
Revenue                            $180.0   $151.6    $546.7   $458.1
EBITDA (2)                           34.9     31.6     105.8     90.0
Net earnings from operations (2)     15.6     11.2      51.2     34.3
Net earnings                         15.6     11.2      43.2     34.3
Cash flow from operations            21.9     25.1      77.3     56.3

Per Share Information
Net earnings from operations: (2)
  Basic                              0.76     0.68      2.47     2.10
  Diluted                            0.70     0.62      2.28     1.91
----------------------------------------------------------------------
----------------------------------------------------------------------
1) See Note 2 to the Unaudited Consolidated Interim Financial
   Statements
2) See definitions under Non-GAAP Earnings Measures in Management's
   Discussion and Analysis

Highlights

* Revenue was $180.0 million, an increase of $28.4 million (18.7%)
  over last year.
* EBITDA was $34.9 million, an increase of $3.3 million (10.4%) over last year.
* Net earnings for the quarter ended January 31, 2003 were $15.6 million ($0.70 per share), a 39.3% increase over last year.
* This is the 13th consecutive quarter of record year-over-year earnings growth.

Investor Conference Call

A quarterly investor conference call will take place at 10:30 a.m.
(Eastern Standard Time) on March 4, 2003.  To listen to the conference call interested parties should dial 1-877-461-2816 (1-416-695-6120
International) and request CHC Helicopter Corporation.  A telephone replay service will be available following the conference call until 5
p.m. (Eastern Standard Time) March 7, 2003 with reservation number
T398223C.  The financial results and a webcast of the conference call will be available through CHC's website at
http://www.chc.ca/fiscal.html. The webcast will also be broadcast by
CCBN at: http://www.companyboardroom.com.

CHC Helicopter Corporation is the world's leading provider of heavy and medium helicopter services to the global offshore oil and gas industry, with aircraft operating in 23 countries and a team of approximately 2,500 professionals worldwide.

If you wish to be removed or included on the Company's distribution list, please contact Paula Kieley at 709-570-0594 or at
pkieley@stjohns.chc.ca.

----------------------------------------------------------------------
This press release and management's discussion and analysis may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private
Securities Litigation Reform Act of 1995.  While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary.
These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States Securities and Exchange
Commission.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.
----------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and
Results of Operations - Three months ended January 31, 2003

Overview

The following information should be read in conjunction with the
Unaudited Consolidated Interim Financial Statements and related notes included in this interim report and in conjunction with the Company's
2002 Annual Audited Financial Statements, related notes and
Management's Discussion and Analysis.

The Company continued to produce strong financial results despite a reduction in activity levels in the Company's European segment during the quarter.

Net earnings during the quarter were $15.6 million ($0.70 diluted earnings per share) on revenue of $180.0 million, compared to net earnings of $11.2 million ($0.62 diluted earnings per share) on revenue of $151.6 million in the same quarter last year. Total net earnings improved quarter over quarter in part due to higher contract rates and lower interest costs.  Revenue increased by $28.4 million
(18.7%) in the third quarter compared to last year and EBITDA improved
10.4% from $31.6 million to $34.9 million.

Revenue

Total revenue for the quarter was $180.0 million compared to revenue of $151.6 million for the same quarter last year.  The following factors account for the change:

* Increased revenue of $9.6 million (6.3%) primarily as a result of new contracts and higher rates in all of the Company's markets despite a 4.7% decrease in activity quarter over quarter.

* Increased third-party repair and overhaul revenue of $2.1 million primarily from large airframe projects for new and existing customers.

* A net revenue increase of $16.7 million related to foreign currency translation.

                     Revenue Summary by Quarter
                  (in millions of Canadian dollars)
-------------------------------------------------------------------
-------------------------------------------------------------------
                                 Total   Repair  Corpo-
                            Helicopter      and   rate
                       Inter-    Opera-    Over-   and
Period       Europe national     tions     haul  Other      Total
-------------------------------------------------------------------
-------------------------------------------------------------------
Q4-F2001      $89.8    $37.3    $127.1     $9.2     $-     $136.3
Q1-F2002      101.3     36.9     138.2      8.2      -      146.4
Q2-F2002      107.8     38.9     146.7     13.4      -      160.1
Q3-F2002       95.6     44.9     140.5     11.1      -      151.6
Q4-F2002      102.1     46.7     148.8     10.9      -      159.7
Q1-F2003      118.0     45.8     163.8     10.9    1.3      176.0
Q2-F2003      125.4     44.5     169.9     19.6    1.2      190.7
Q3-F2003      116.2     46.4     162.6     15.9    1.5      180.0
-------------------------------------------------------------------
-------------------------------------------------------------------

Flying Hours

The Company derives its helicopter operations revenue from two primary types of contracts.  Approximately 61% of the Company's year-to-date flying revenue is derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining
39% is generated by fixed monthly charges.  Because of the significant fixed component, an increase or decrease in flying hours may not result in a proportionate change in revenue.  While flying hours may not correlate directly with revenue, they remain a good measure of activity level and fleet utilization.

The following table provides a quarterly summary of the Company's flying hours for the past eight quarters.

----------------------------------------------------------------------
----------------------------------------------------------------------
                  Flying Hours - Helicopter Operations
----------------------------------------------------------------------
                           Flying Hours           Number of Aircraft
----------------------------------------------------------------------
Period             Europe      Int'l     Total      Europe   Int'l
----------------------------------------------------------------------
Q4-F2001           21,465     10,833    32,298          77      87
Q1-F2002           24,452     10,330    34,782          77      90
Q2-F2002           24,773     10,663    35,436          76      85
Q3-F2002           21,781     11,276    33,057          75      88
Q4-F2002           21,650     10,975    32,625          72      88
Q1-F2003           23,257     11,165    34,422          72      87
Q2-F2003           22,994     10,618    33,612          73      87
Q3-F2003           20,316     11,189    31,505          74      89
----------------------------------------------------------------------
----------------------------------------------------------------------

The following table shows the year-to-date flying revenue mix by segment and in total by aircraft type for fiscal 2003 and 2002.

----------------------------------------------------------------------
----------------------------------------------------------------------

                  Year-to-Date Flying Revenue Mix
                 (in thousands of Canadian Dollars)
----------------------------------------------------------------------
                                   January 31, 2003
----------------------------------------------------------------------
                            Heavy    Medium    Light       Total
----------------------------------------------------------------------
Europe                   $258,498   $69,094       $-    $327,592
International              39,809    85,774    6,254     131,837
----------------------------------------------------------------------
Total Flying Revenue     $298,307  $154,868   $6,254    $459,429
----------------------------------------------------------------------
Total %                     64.9%     33.7%     1.4%        100%
----------------------------------------------------------------------
----------------------------------------------------------------------

----------------------------------------------------------------------
                                   January 31, 2002
----------------------------------------------------------------------
                            Heavy    Medium    Light       Total
----------------------------------------------------------------------
Europe                   $224,302   $57,072       $-    $281,374
International              33,360    79,212    5,501     118,073
----------------------------------------------------------------------
Total Flying Revenue     $257,662  $136,284   $5,501    $399,447
----------------------------------------------------------------------
Total %                     64.5%     34.1%     1.4%        100%
----------------------------------------------------------------------
----------------------------------------------------------------------

Aberdeen Airport in the U.K. reports monthly helicopter passenger traffic at the Company's largest base.  The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen
Airport for fiscal 2000 to 2003.

----------------------------------------------------------------------
----------------------------------------------------------------------
                Aberdeen Airport - Helicopter Passengers
                           Year ended April 30,
----------------------------------------------------------------------
                                     2003     2002      2001     2000
----------------------------------------------------------------------
Q1                                116,102  121,868   103,874  101,073
Q2                                112,449  123,012   114,376   92,355
Q3                                 92,918  114,606   104,381   85,167
Q4                                         108,247   101,166   85,190
----------------------------------------------------------------------
                                           467,733   423,797  363,785
----------------------------------------------------------------------
----------------------------------------------------------------------
Source:  Aberdeen Airport Ltd.

/T/

The data in this table shows that, during the current quarter, helicopter passenger activity declined to a level last experienced in fiscal 2000.
Although helicopter passenger activity decreased 17.4% from the second quarter of fiscal 2003, CHC's European flying activity only reduced 11.6%.
This is in part due to fewer passengers per flight experienced in recent months.  In addition, the data demonstrates the modest level of seasonality in activity from quarter to quarter.

Review of Operations

Earnings before interest, taxes, depreciation and amortization ("EBITDA")
were $34.9 million, compared to $31.6 million for the same quarter last year.
Foreign exchange accounted for $2.7 million of the increase.  EBITDA as a percentage of revenue was 19.4% compared to 20.8% in the same quarter last year.  The EBITDA margin was lower quarter over quarter primarily due to the lead time necessary to reduce staffing levels at divisions to the levels necessary to support reduced activity and the impact of foreign exchange.

/T/

EUROPE

                            European Flying Segment
                           (millions of CAD dollars)
----------------------------------------------------------------------
                                 Q3-03     Q3-02    YTD-03    YTD-02
----------------------------------------------------------------------
Revenue                         $116.2     $95.6    $359.6    $304.7
----------------------------------------------------------------------
EBITDA                            20.9      17.1      70.5      56.1
----------------------------------------------------------------------
EBITDA %                          18.0%     17.9%     19.6%     18.4%
----------------------------------------------------------------------

/T/

Revenue from helicopter operations in Europe was $116.2 million for the quarter compared to $95.6 million last year, an increase of 21.5% despite a
6.7% decrease (1,465 hours) in flying hours.  The $20.6 million increase from the same quarter last year can be attributed to strengthening foreign exchange rates for the Norwegian kroner and pound sterling totaling $13.7 million upon translation of revenue to Canadian dollars.  The $6.9 million in revenue growth is attributable to a net increase in revenue due to new contracts, increased rates on existing contracts and aircraft modifications for external customers partially offset by general decreased activity and reduced revenue resulting from the expiration of three contracts in the first half of fiscal 2003.  Activity levels continued to decrease in the third quarter particularly by bp who has announced significant cost cuts and has sold certain fields.  It is anticipated that the new owners will recommence investment in these oil and gas fields.

The $3.8 million increase in EBITDA includes $2.2 million attributable to strengthening foreign exchange rates for the Norwegian kroner and pound sterling upon translation of EBITDA to Canadian dollars.  The slight increase in EBITDA percentage for the quarter reflects the impact of rate increases, reduced maintenance expense and profit on aircraft modifications partially offset by costs related to staffing at levels higher than necessary to support reduced activity.

During the quarter, the Company was advised that its U.K. operating subsidiary, CHC Scotia, was unsuccessful in its efforts to renew a contract to supply helicopter services to bp in the Northern North Sea.  The current contract with bp, which produced revenues of $51.5 million in fiscal 2002, expires on July 31, 2004.  This contract represents approximately 8% of the
Company's revenues but less than 4% of EBITDA.  The Company currently utilizes six Super Puma aircraft to service the bp contract (including three
Super Puma MkII's).  The demand for these aircraft remains strong globally and the Company is confident it will be able to re-deploy these aircraft at market rates.  During and subsequent to the quarter, bp sold certain oil and gas fields to new North Sea operators.  The Company intends to offer its services to the new operators.  Subsequent to the quarter, the Company was awarded a seven year contract renewal in support of bp's operations in the southern portion of the North Sea.  The contract renewal will be serviced through the use of the Company's fleet of Sikorsky S76 aircraft based at
North Denes and Humberside in eastern England.

The Company has embarked on an internal cost review of its European operations.  This cost reduction exercise is being implemented against the backdrop of reduced activity in some areas and new market challenges in order to ensure the Company remains a preferred operator in the Northern North Sea market.  The Company has begun the process of creating a combined European structure.  A period of consultation with the employee representatives will be ongoing.  This project is scheduled for completion during this calendar year.  In the U.K. a separate process is being implemented to adapt to the changing market and the Company estimates that annualized savings of $10 million can be realized over the next twelve months.

/T/

INTERNATIONAL

                          International Flying Segment
                            (millions of CAD dollars)
----------------------------------------------------------------------
                                 Q3-03     Q3-02    YTD-03    YTD-02
----------------------------------------------------------------------
Revenue                          $46.4     $44.9    $136.8    $120.8
----------------------------------------------------------------------
EBITDA                             9.0      12.2      27.5      27.1
----------------------------------------------------------------------
EBITDA %                          19.4%     27.2%     20.1%     22.4%
----------------------------------------------------------------------

/T/

Revenue for the quarter from International operations was $46.4 million compared to $44.9 million last year.  Revenue increased $1.2 million due to new contracts and higher rates on existing contracts partially offset by revenue lost on the completion of the U.N. contract in East Timor and decreased activity on the Philippines contract.  The remaining increase is the result of foreign exchange.

EBITDA decreased from $12.2 million to $9.0 million quarter over quarter.  Of the $3.2 million decrease, $1.1 million is the result of foreign exchange.
While EBITDA and EBITDA as a percentage of revenue were lower than the same quarter last year, they were in line with that experienced in the immediately preceding quarter at $8.8 million and 19.7% respectively.  Last year lower than normal non-major maintenance expense was experienced.

During the quarter the Company was awarded a contract to provide air transportation services to the U.N. Monitoring, Verification and Inspection
Commission in Iraq for a total of four Bell 212 helicopters.  These helicopters were deployed late in December 2002 and provide primarily daytime flights to U.N. weapons inspectors between Baghdad and locations within Iraq.
The basic term of the contract is one year plus one option year. The total value of this contract is estimated at $14 million per year. The contract includes a standard termination option in the event the U.N. mission is completed before the contract expires.

During the quarter the Company was also awarded a contract renewal, at improved margins, in support of DeBeers Marine Namibia diamond mining operations off the coast of Namibia.  The contract will provide DeBeers with two Sikorsky S76 A++ aircraft, based at Oranjemund, Namibia, plus fixed-wing crew change transport from Cape Town, South Africa.  This contract is for three years and is expected to generate revenue of $18.5 million over the period.

/T/

REPAIR AND OVERHAUL

                               Repair and Overhaul
                            (millions of CAD dollars)
----------------------------------------------------------------------
                                 Q3-03    Q3-02    YTD-03    YTD-02
----------------------------------------------------------------------
Total revenue                    $54.1    $37.2    $154.8    $114.6
----------------------------------------------------------------------
Third-party revenue               15.9     11.1      46.4      32.7
----------------------------------------------------------------------
EBITDA                             9.3      7.2      27.9      21.6
----------------------------------------------------------------------
EBITDA % *                        17.2%    19.4%     18.0%     18.8%
----------------------------------------------------------------------

* EBITDA% is calculated as a percentage of total revenue
 (including both internal and external third-party sales)

/T/

Total revenue from the repair and overhaul business during the quarter was
$54.1 million, compared to $37.2 million for the same period last year.
Third party revenue growth of $4.8 million is attributable to a $2.1 million increase in large airframe projects for new and existing customers including major inspections and a slight increase in "power by the hour" revenue quarter over quarter and $2.7 million related to the strengthening of the
Norwegian kroner upon translation of revenue to Canadian dollars.

EBITDA increased $2.1 million from the same period last year with the strengthening of the Norwegian kroner upon translation of EBITDA into
Canadian dollars accounting for $1.6 million of the increase.  EBITDA percentage decreased quarter over quarter from 19.4% to 17.2% due primarily to a higher percentage of internal work at lower margins compared to external work.

Composites

At the end of the second quarter, the Company indicated that it was considering its strategic alternatives for Composites, including a sale of all or a portion of the business.  During the current quarter the Company secured the services of a financial advisor to identify potential purchasers or partners for the business.  Several potential buyers have been identified and are reviewing information about the business.  The Company is continuing to work with existing and potential customers to secure additional business.

Corporate and Other

The Corporate and other segment recorded costs of $3.5 million compared to
$4.9 million in the same quarter last year.  The improvement was the result of a reduction in various cost items, none of which were individually significant.

/T/

Financing Charges

                        Financing Charges
               (in thousands of Canadian Dollars)

                                   Three Months Ended
                                                         (Restated)
                          January 31, 2003        January 31, 2002
---------------------------------------------------------------------
Interest                            $7,254                 $10,674
Amortization of deferred
 financing costs                       804                   1,172
Foreign exchange loss from
 operating activities
 and working capital
 revaluation                         1,417                      57
Foreign exchange (gain)
 loss on debt repayment               (798)                  1,640
Foreign exchange loss
 (gain) on revaluation
 of long-term debt (Note 2
 to the Unaudited
 Consolidated Interim
 Financial Statements)                  29                  (1,242)
----------------------------------------------------------------------
Total                               $8,706                 $12,301
---------------------------------------------------------------------
---------------------------------------------------------------------

/T/

Interest costs during the quarter were $7.3 million compared to $10.7 million last year.  The reduction of $3.4 million is primarily the result of lower interest rates and lower debt levels related to the Company's variable-rate senior credit facilities and a redemption of 35% of its 11.75% senior subordinated notes during the first quarter of 2003.  The average interest rate for the current quarter on the Company's variable-rate senior credit facilities was 5.4% compared to 6.0% in the previous year.

Equity in earnings of associated companies

During the quarter losses from the Company's 45% equity investment in
Canadian Helicopters Limited were $0.5 million compared to losses of $1.3 million last year.  The improvement quarter over quarter was primarily the result of increased rates for the air ambulance business, fleet reduction
(including the return of certain leased aircraft), and lower financing costs.
The Canadian onshore business is seasonal and generally incurs losses during the winter months.

Income Taxes

Income tax expense of $4.2 million for the quarter was comprised solely of income tax on earnings from operations.  For the same quarter last year the
Company reported income tax expense on earnings from operations of $2.6 million. The effective income tax rate on year-to-date earnings from operations was 21.7% compared to 16.7% in the prior year.  The higher rate this year is the result of increased earnings in jurisdictions with higher tax rates.  In addition, debt reduction has resulted in reduced interest costs in Canada, the Company's highest tax jurisdiction.

Cash Flows, Liquidity and Capital Resources

Operating Activities

Cash flow from operations for the quarter was $21.9 million, a $3.2 million
(12.7%) decrease over last year.  Last year, the Company had a net income tax receipt of $5.7 million in comparison to a net income tax paid of $1.8 million this year, a difference of $7.5 million.  Excluding a tax refund of
$8.1 million received last year, taxes paid have reduced from the same quarter last year by $0.6 million.

Interest expense has dropped from $12.6 million in the third quarter last year to $8.2 million in the third quarter this year, a reduction of $4.4 million.  The primary reason for this was the Euro denominated senior subordinated note repayment in the first quarter of this fiscal year, combined with other reduced debt levels and lower interest rates, in comparison to the same period last year.

Non-cash working capital increased by $7.2 million during the quarter in comparison to an increase of $13.6 million in the same quarter last year.  In this quarter receivables were reduced by $12.0 million, excluding the impact of foreign exchange rates, as a result of strong collection efforts.
Inventory increased by $9.3 million in the quarter, excluding the impact of exchange rate changes.  This increase was primarily at Astec, in support of the flying divisions as well as external customers.  Accounts payable decreased by $7.2 million during the quarter, excluding the impact of exchange rate changes.  This reduction was primarily due to the semi-annual interest payment on the senior subordinated notes in January 2003 and slightly reduced trade payable levels at all the operating divisions.

Financing Activities

The Company's net debt (net of cash) decreased during the quarter from $329.9 million to $304.6 million.  The reduction of $25.3 million consists of net debt reductions of $37.4 million, partially offset by the impact of foreign exchange on the translation of the Company's foreign denominated debt to
Canadian dollars of $12.1 million.  The foreign exchange impact was primarily related to the Company's pound sterling and Euro denominated debt that is a hedge of the Company's investment in its European subsidiaries.  As a result, revaluation gains and losses on the debt and the net investments are offset in the shareholders' equity section of the balance sheet in accordance with
GAAP.

As at January 31, 2003 the Company had unused credit facilities of $77.1 million, and cash of $52.9 million, for a total of $130.0 million.

/T/

----------------------------------------------------------------------
----------------------------------------------------------------------
              Change in Net Debt Position During Q3
               (in thousands of Canadian dollars)
----------------------------------------------------------------------
                         Advances      Foreign Exchange     Ending
Opening Balance       (Repayments)          Revaluation    Balance
----------------------------------------------------------------------
       $329,928           (37,368)               12,083   $304,643
----------------------------------------------------------------------
----------------------------------------------------------------------

To minimize foreign exchange risk, the Company has denominated its debt in various currencies to match net operating cash flows with debt service obligations.  As at January 31, 2003, the Company's net debt was denominated in the following currencies:

                                   Debt in                Canadian
Currency                       Original Currency         Equivalent
                                    (000's)                (000's)
----------------------------------------------------------------------
Pound sterling           Pounds sterling  62,271         $156,051
Euro                                 Euro 94,250          154,052
Canadian dollar                       CDN 17,524           17,524
Norwegian kroner                     NOK 137,000           29,948
Cash (various currencies)                                 (52,932)
----------------------------------------------------------------------
Total Reported Net Debt                                  $304,643

Investing Activities

Capital expenditures of $8.8 million during the quarter included
$3.1 million in building additions, $2.2 million in helicopter spare components and $3.5 million in other equipment.  In addition, the
Company spent $5.1 million related to helicopter major inspections.
The Company also recorded amortization of helicopter component costs of $28.5 million compared to component expenditures of $28.4 million for a net of $0.1 million.  All component repair and overhaul expenditures are capitalized and expensed over their period of future benefit as described in Note 1 to the Company's 2002 Annual
Consolidated Financial Statements.

Foreign Currency

The Company's reporting currency is the Canadian dollar.  However, the majority of revenue and operating expenses are denominated in pound sterling and Norwegian kroner, the reporting currencies of the principal operating subsidiaries in the U.K. and Norway.  During the quarter revenue was favourably impacted by $16.7 million primarily due to the strengthening of the European currencies relative to the
Canadian dollar.  The impact of foreign exchange on EBITDA for the quarter was favourable by $2.7 million.  Since interest expense, depreciation, income tax expense, capital expenditures and debt repayments are also generally in European currencies and U.S. dollars, the net impact of foreign exchange on earnings and cash flow is not as significant.  The Company's overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures and putting in place the necessary financial instruments to manage the exposures.  In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments.  The Company's policy specifically prohibits the use of derivatives for speculative purposes.

Fleet

At January 31, 2003 the Company's fleet consisted of 119 owned and 44 leased aircraft.  An additional 145 aircraft are employed in the
Company's 45% owned Canadian onshore helicopter operations for a total of 308.  The Company employs 74 aircraft in Europe, (primarily in the
North Sea) and 89 in its other international markets.

----------------------------------------------------------------------
                             Fleet Summary
----------------------------------------------------------------------

                          Heavy  Medium   Light   Total   Owned Leased
----------------------------------------------------------------------
Fleet at October 31,
 2002                        70      76      14     160     121    39

Increases (decreases)
 during the period:

  Sale-leaseback -
   AS332Ls                                                   (2)    2
  Super Puma MkII             1                       1             1
  B212                                2               2             2

----------------------------------------------------------------------
Fleet at January 31, 2003    71      78      14     163     119    44
----------------------------------------------------------------------

At the end of January 2003, the Company entered into a sale-leaseback transaction involving two AS332L aircraft operating in Europe.
The net proceeds of $22.1 million were used to pay down senior credit facilities.  In addition, in December 2002, one new Super Puma MkII aircraft was acquired on an operating lease to service a long-term contract with Phillip's Petroleum in Norway.

During the quarter the Company made aircraft operating lease payments of $11.2 million compared to $11.1 million in the same period last year.  As at January 31, 2003, there were three additional leased aircraft compared to the same period last year.  Although there has been an increase in the number of leased aircraft, this has been partially offset by lower payments on existing leases due to lower floating interest rates and more favourable foreign exchange rates.

The Company has entered into operating leases with third-party lessors in respect of 44 aircraft included in the Company's fleet at January
31, 2003.  Forty-two of these leases are long-term with expiry dates ranging from August 2003 to June 2010 while the other two are leased on a monthly basis.  The Company has an option to purchase the aircraft at market value or agreed amounts at the end of some of the long-term leases, but has no commitment to do so.

The minimum lease payments required under these aircraft operating leases are as follows (based on January 31, 2003 exchange rates):

          2003             $42.7 million
          2004              36.9 million
          2005              34.1 million
          2006              28.9 million
          2007              21.1 million
          and thereafter:   25.8 million
----------------------------------------------------------------------
          Total           $189.5. million
----------------------------------------------------------------------
----------------------------------------------------------------------

/T/

As at January 31, 2003, the Company had deposits with Eurocopter to secure delivery positions on up to five new Super Puma MkII aircraft and two EC225 helicopters through to fiscal 2005. A new Super Puma MkII was delivered to the Company's Norwegian operations in December 2002 to commence service on a long-term contract with Phillip's Petroleum in Norway.  The Company has some flexibility built into the delivery schedule for future aircraft in order to match acquisitions with new demand.

The Company has operating leases with a number of different banks and leasing companies.  During the quarter, the Financial Accounting Standards Board
(FASB) in the United States, issued its final interpretation on the consolidation of Variable Interest Entities (VIEs).  The interpretation requires that VIEs be consolidated in the financial statements of the primary beneficiary.  The interpretation is effective immediately for VIEs created after January 31, 2003 and effective for fiscal or interim periods beginning after June 15, 2003 for those VIEs that existed at January 31, 2003.  At
January 31, 2003, the Company was leasing 13 aircraft under operating leases from seven VIEs.  The operating leases with these VIEs contain terms and conditions similar to the Company's other aircraft operating leases.  The
Company reviewed its variable interests with regard to each of these VIEs and concluded that it is not the primary beneficiary (as defined by FASB) with respect to any of these entities.  As a result, the company will not be required to consolidate these entities, but will provide additional disclosures in connection with the VIEs (see Note 3 to the Unaudited
Consolidated Interim Financial Statements).  The Canadian Accounting
Standards Board is working on a parallel project that is expected to result in recommendations that are consistent with the FASB interpretation.

Based on an April 30, 2002 appraisal by an independent helicopter valuation company, the fair market value of the Company's owned aircraft fleet was U.S.
$400.7 million (CDN$610.3 million), exceeding its recorded net book value by approximately CDN$223.3 million.

Employee Pension Plans

The Company has approximately 1,850 active and retired employees covered by defined benefit pension plans.  The plans in the U.K. are closed to new members.  All new U.K. employees after March 1998 are participants in a defined contribution pension plan.  At January 31, 2003 the Company had an unfunded deficit of $59.3 million relating to defined benefit pension plans that are required to be funded compared to $57.4 million at October 31, 2002, an increase of $1.9 million.  Of the $59.3 million unfunded deficit, $50.4 million and $8.9 million related to plans in the U.K. and Norway respectively.  The remaining deficit of $27.9 million, an increase of $1.0 million from October 31, 2002, is related to plans that do not require funding.

The increase in the unfunded position of $57.0 million during fiscal 2003 related to the funded plans has been the result of weak performance in the world's financial markets.  Plan performance has been in line with the relevant benchmarks.  The increase in the unfunded position resulted in an increase in the Company's net actuarial losses that are amortized over the estimated average remaining service lives (EARSL) of employees in the plan.
The Company's aggregate EARSL is presently 13 years.

The estimated pension expense for fiscal 2003 is $14.6 million, compared to
$14.1 million for fiscal 2002.  At April 30th, the Company will undertake a complete review of the performance of the pension plans in 2003 and the appropriate assumptions, including discount rates and the expected long-term rates of return on plan assets.  This review, with the assistance of the
Company's actuaries, will determine the pension expense for fiscal 2004.
Assuming no change in the plans' assumptions, based on the status of the pension plans at January 31, 2003, the pension expense for fiscal 2004 is estimated to be $21.8 million.  The estimated increase of $7.2 million relates primarily to a $4.9 million increase in the amortization of the net actuarial losses, with the remainder due primarily to lower anticipated returns due to lower plan assets.

While the asset mix varies in each plan, overall the asset mix is 37.5%
equities, 31.5% fixed income, and 31% money market.

Commodity Prices

Year-to-date January 31, 2003, the Company derived 80% of its flying revenue from the oil and gas industry.  Approximately 82% of revenue from this industry was derived from the relatively stable production sector which tends to be substantially unaffected by short-term fluctuations in oil and gas prices.  Approximately 12% of the Company's flying revenue in the North Sea is derived from exploration activity. During the past year a number of North
Sea customers started implementing cost reduction measures affecting exploration spending.

Safety

Safety is a primary focus of all activities performed by the Company.  The
Company believes it has one of the best safety records in the industry, as evidenced by its low incident rate and insurance premiums.  There were no significant safety incidents during the quarter.  Effective November 2002, the Company's main hull and liability insurance policy was renewed at rate increases which were lower than the industry generally, reflecting the
Company's excellent safety record and reduced incident experience.  Market intelligence supports our continued belief that the Company has the lowest, or among the lowest, insurance rates in the industry for its medium and heavy fleet.

Seasonality

The Company's revenues and earnings are primarily derived from oil and gas exploration and production activities and are not subject to significant seasonal variations.  There are, however, seasonal variations in earnings from the Company's 45% investment in the onshore operations of Canadian
Helicopters Limited.

Non-GAAP Earnings Measures

The Company uses certain earnings measures that do not have standard definitions prescribed by generally accepted accounting principles.  The
Company has included these measures because it believes they are used by certain investors as measures of the Company's financial performance. These measures as used by CHC are defined as follows:

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization.

Net earnings from operations are defined as net earnings excluding large non-recurring items including gains (losses) on the sale of operations and debt settlement costs, net of applicable income tax.

/T/

  Reconciliation of Non-GAAP Earnings Measures to GAAP Net Earnings
                   (In thousands of Canadian Dollars)

                                Three Months Ended  Nine Months Ended
----------------------------------------------------------------------

                                         (Restated)         (Restated)
                                                (1)                (1)
                                  January  January   January  January
                                       31,      31,       31,      31,
                                     2003     2002      2003     2002
                                     (Un-     (Un-      (Un-     (Un-
                                  audited) audited)  audited) audited)
----------------------------------------------------------------------
Earnings from operations
 before taxes and debt
 settlement costs (from
 statement of earnings)           $19,840  $13,728   $65,311  $41,154

Applicable income taxes
 on operations                     (4,194)  (2,557)  (14,154)  (6,855)
----------------------------------------------------------------------

Net earnings from operations       15,646   11,171    51,157   34,299
After-tax debt-settlement costs         -        -    (7,916)       -
----------------------------------------------------------------------
Net earnings                      $15,646  $11,171   $43,241  $34,299
----------------------------------------------------------------------
1. See Note 2 to the Unaudited Consolidated Interim Financial
Statements

Summary financial data - U.S. Dollars

Certain summary financial data from the Unaudited Consolidated Interim
Financial Statements, as detailed below, has been translated into U.S.
dollars.  This translation is included solely as supplemental information for the convenience of the reader.  The data has been translated at the average month-end exchange rate for the three months ended January 31, 2003 and January 31, 2002 of CAD$1.5556 = U.S.$1.00
and CAD$1.5883 = U.S.$1.00 respectively.

                         Three Months Ended
       (in millions of U.S. dollars except per share amounts)

----------------------------------------------------------------------
                                         (Restated)(1)
                             January 31,   January 31,
                                    2003          2002
                             (Unaudited)   (Unaudited)
----------------------------------------------------------------------

Revenue                           $115.7         $95.4
EBITDA (2)                          22.4          19.9
Net earnings                        10.0           7.1
Cash flow from operations           14.1          15.8

Per Share Information

Net earnings:
  Basic                             0.49          0.43
  Diluted                           0.45          0.39
----------------------------------------------------------------------
----------------------------------------------------------------------
1. See Note 2 to the Unaudited Consolidated Interim Financial
   Statements
2. See definition under Non-GAAP Earnings Measures in Management's
   Discussion and Analysis.

                        CHC Helicopter Corporation
                   Consolidated Statements of Earnings
       (in thousands of Canadian dollars except per share amounts)
----------------------------------------------------------------------
                                Three Months Ended  Nine Months Ended
                                         (Restated)         (Restated)
                                           (Note 2)           (Note 2)
                                  January  January   January  January
                                       31,      31,       31,      31,
                                     2003     2002      2003     2002
                                     (Un-     (Un-      (Un-     (Un-
                                  audited) audited)  audited) audited)
----------------------------------------------------------------------
Revenue                          $179,999 $151,621  $546,717 $458,117
Operating expenses                145,089  119,996   440,940  368,123
----------------------------------------------------------------------
Earnings before undernoted
 items                             34,910   31,625   105,777   89,994

Depreciation and amortization      (5,866)  (4,745)  (16,575) (13,466)
Gain (loss) on disposal of assets      26      491      (428)   1,611
----------------------------------------------------------------------

Earnings from operations           29,070   27,371    88,774   78,139
Financing charges                  (8,706) (12,301)  (26,414) (37,734)
Equity in (losses) earnings of
 associated companies                (524)  (1,342)    2,951      749
----------------------------------------------------------------------
Earnings from operations
 before undernoted items and
 income tax provision              19,840   13,728    65,311   41,154

Debt settlement costs                   -        -   (12,464)       -
----------------------------------------------------------------------
Earnings before income
 tax provision                     19,840   13,728    52,847   41,154
Income tax provision               (4,194)  (2,557)   (9,606)  (6,855)
----------------------------------------------------------------------

Net earnings                      $15,646  $11,171   $43,241  $34,299
----------------------------------------------------------------------
----------------------------------------------------------------------

Basic earnings per share (Note 7)
  Net earnings from operations      $0.76    $0.68     $2.47    $2.10
  Net earnings                       0.76     0.68      2.09     2.10

Diluted earnings per share (Note 7)
  Net earnings from operations       0.70     0.62      2.28     1.91
  Net earnings                       0.70     0.62      1.93     1.91
----------------------------------------------------------------------
----------------------------------------------------------------------

See accompanying notes

                    CHC Helicopter Corporation
          Consolidated Statements of Shareholders' Equity
      (in thousands of Canadian dollars, except per share amounts)
----------------------------------------------------------------------
                                                           (Restated)
                                                             (Note 2)
                                 Nine Months Ended  Nine Months Ended
                                  January 31, 2003   January 31, 2002
                                       (Unaudited)        (Unaudited)
----------------------------------------------------------------------
Retained earnings, beginning
 of period as originally stated          $117,280            $70,704
Retroactive application of
 change in accounting policy
 with restatement of prior
 periods (Note 2)                             180               (536)
Retroactive application of
 change in accounting policy
 without restatement of
 prior periods (Note 2)                    (1,715)                 -
----------------------------------------------------------------------
Retained earnings, beginning
 of period as restated                    115,745             70,168
Net earnings                               43,241             34,299
Dividends paid                             (4,016)                 -
----------------------------------------------------------------------
Retained earnings, end of
 period                                   154,970            104,467

Capital stock (Note 6)                    236,705            119,191
Contributed surplus                         3,291              3,291
Foreign currency
 translation adjustment                    11,510            (37,501)
----------------------------------------------------------------------

Total shareholders' equity               $406,476           $189,448
----------------------------------------------------------------------
Dividends paid per
 participating voting share                 $0.20                 $-
----------------------------------------------------------------------
----------------------------------------------------------------------

See accompanying notes

                    CHC Helicopter Corporation
                    Consolidated Balance Sheets
                 (in thousands of Canadian dollars)
                              As at
----------------------------------------------------------------------
                                                          (Restated)
                                                            (Note 2)
                                January 31, 2003      April 30, 2002
                                     (Unaudited)           (Audited)
----------------------------------------------------------------------
Assets
Current assets
  Cash and cash equivalents              $52,932            $112,838
  Receivables                            152,214             146,972
  Future tax assets                       10,189               9,206
  Inventory                              206,683             174,150
  Prepaid expenses                        20,306              15,323
----------------------------------------------------------------------
                                         442,324             458,489

  Property and equipment, net            600,920             544,169
  Long-term investments                   21,631              18,717
  Other assets                           131,468             133,143
  Long-term future tax assets              8,114               9,733
----------------------------------------------------------------------
                                      $1,204,457          $1,164,251
----------------------------------------------------------------------
----------------------------------------------------------------------

Liabilities
Current liabilities
  Payables and accruals                 $139,908            $140,403
  Income taxes payable                     9,807               4,985
  Current portion of debt
   obligations                            23,844             113,387
----------------------------------------------------------------------
                                         173,559             258,775

Long-term debt                           169,265             167,202
Senior subordinated notes                154,052             133,034
Subordinated debentures                   10,414              11,157
Other credits                             64,829              51,398
Future tax liabilities                   225,862             209,933
Shareholders' equity                     406,476             332,752
----------------------------------------------------------------------
                                      $1,204,457          $1,164,251
----------------------------------------------------------------------
----------------------------------------------------------------------

See accompanying notes

                       CHC Helicopter Corporation
                 Consolidated Statements of Cash Flows
       (in thousands of Canadian dollars except per share amounts)
----------------------------------------------------------------------
                                Three Months Ended  Nine Months Ended
                                         (Restated)         (Restated)
                                           (Note 2)           (Note 2)
                                  January  January   January  January
                                       31,      31,       31,      31,
                                     2003     2002      2003     2002
                                     (Un-     (Un-      (Un-     (Un-
                                  audited) audited)  audited) audited)
----------------------------------------------------------------------
Operating activities
Earnings from operations          $29,070  $27,371   $88,774  $78,139
Items not involving cash:
  Depreciation and amortization     5,866    4,745    16,575   13,466
  (Gain) loss on disposal of assets   (26)    (491)      428   (1,611)
  Other                            (2,908)     344     2,485    3,229
----------------------------------------------------------------------
Cash flow from operations before
 interest and income taxes         32,002   31,969   108,262   93,223
Interest expense, net of
 amortization of deferred
 financing costs                   (8,223) (12,602)  (24,752) (34,896)
Net current income taxes
 (paid) received                   (1,844)   5,745    (6,172)  (1,987)
----------------------------------------------------------------------
Cash flow from operations          21,935   25,112    77,338   56,340
Change in non-cash working capital (7,201) (13,639)  (16,019) (14,475)
----------------------------------------------------------------------
                                   14,734   11,473    61,319   41,865
----------------------------------------------------------------------
Financing activities
Long-term debt advances            17,019   27,891    36,903   53,720
Long-term debt repayments         (43,183) (59,505) (142,209) (91,493)
Debt settlement                         -        -    (9,136)       -
Dividends paid                          -        -    (4,016)       -
Capital stock issue                   233      157       328      379
----------------------------------------------------------------------
                                  (25,931) (31,457) (118,130) (37,394)
----------------------------------------------------------------------
Investing activities
Property and equipment
  Additions                        (8,785)  (5,082)  (30,650) (25,047)
  Helicopter major inspections     (5,059)  (1,965)  (11,052)  (6,970)
  Helicopter components, net           99   (4,661)    1,635   (8,091)
  Proceeds from disposal           27,199   31,274    29,423   44,010
Long-term receivables repaid
 (advanced)                         6,404   (1,833)    7,195   (2,923)
Pre-operating expenses             (1,176)  (2,035)   (1,754)  (5,488)
Other                               3,343   (1,464)   (1,159)    (759)
----------------------------------------------------------------------
                                   22,025   14,234    (6,362)  (5,268)
----------------------------------------------------------------------
Effect of exchange rate changes
 on cash and cash equivalents       1,157   (1,245)    3,267   (1,156)
----------------------------------------------------------------------
Change in cash and cash
 equivalents during the period     11,985   (6,995)  (59,906)  (1,953)
Cash and cash equivalents,
 beginning of period               40,947   28,592   112,838   23,550
----------------------------------------------------------------------
Cash and cash equivalents,
 end of period                    $52,932  $21,597   $52,932  $21,597
----------------------------------------------------------------------
----------------------------------------------------------------------

See accompanying notes

CHC Helicopter Corporation
Notes to the Consolidated Interim Financial Statements
for the periods ended January 31, 2003 and 2002 (Unaudited)
(Tabular amounts in thousands of Canadian dollars
except per share amounts)

/T/

1. Basis of presentation

The unaudited consolidated interim financial statements ("Statements") have been prepared in accordance with Canadian Generally Accepted Accounting
Principles ("GAAP").  Not all disclosures required by GAAP for annual financial statements are presented and thus the Statements should be read in conjunction with the annual audited financial statements.  Certain amounts on the financial statements for the period ended January 31, 2002 have been reclassified to conform to the presentation in the current period.  These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements of
April 30, 2002 except as described in Note 2 below.

----------------------------------------------------------------------

2. Accounting policy changes

Translation of foreign currencies

Effective May 1, 2002 the Company retroactively adopted with restatement of prior periods the new Canadian accounting recommendations with respect to foreign currency translation which conform substantially to United States
Generally Accepted Accounting Principles ("U.S. GAAP").  These
recommendations require that unrealized exchange gains and losses on the translation of long-term debt that has not been designated as a hedge of the
Company's net investment in self-sustaining foreign operations be included in earnings immediately.  The adoption of the new recommendations had an insignificant impact on  financing charges for the quarter ended January 31,
2003 and a $1.2 million decrease in financing charges for the same quarter last year.

Stock-based compensation plans

Effective May 1, 2002 the Company retroactively adopted the new Canadian accounting recommendations with respect to stock-based compensation which now conforms substantially to U.S. GAAP.  The recommendations require the use of a fair value based approach to accounting for specified stock-based compensation awards including the Company's Stock Appreciation Rights Plan and Long-term Incentive Plan (SARs).  The impact of adopting the new recommendations related to the Company's SARs granted prior to May 1, 2002 was a charge against retained earnings of $1.7 million, the recording of a long-term future tax asset of $1.0 million and an increase of $2.7 million in payables and accruals.

The recommendations require that compensation expense related to share options be calculated under the fair value method or the intrinsic value method with pro-forma disclosure on net earnings and earnings per share had the fair value method been used.  The Company applies the intrinsic value method to account for share options and accordingly has not recognized compensation cost for the share option plan.

----------------------------------------------------------------------

3. Variable interest entities

At January 31, 2003, the Company was leasing 13 aircraft from seven Variable
Interest Entities ("VIEs") under operating leases at terms and conditions similar to its other operating leases over periods ranging from fiscal 2004 to 2010.  Year-to-date, the Company has made operating lease payments of
$12.3 million to these VIEs. Unrelated third-party financial institutions provide the ownership, management and administration of these entities.  The
Company has no ownership position in these entities.  While the Company retains a variable interest in these entities, it is not the primary beneficiary (as defined by FASB) and as a result is not required to consolidate the VIE's in its consolidated financial statements.

The fair market value of the related aircraft at January 31, 2003, based on an April 30, 2002 appraisal performed by an independent helicopter valuation company, was $167.5 million.  The Company has provided junior loans and advance rentals of $15.2 million in connection with operating leases with these VIEs.  The Company has also entered into remarketing agreements for the aircraft leased from the VIEs.  Under these agreements, if the Company procures a buyer for the aircraft it will receive proceeds from the sales in excess of the residual values at the termination of the leases.  The
Company's maximum exposure to loss as a result of its involvement with these
VIEs is $13.8 million.

----------------------------------------------------------------------

4. Segment information

The Company's operations are segregated into five reportable segments.  The segments are European flying operations, International flying operations,
Repair and overhaul operations, Composites manufacturing and Corporate and other.

/T/

----------------------------------------------------------------------
                                Three Months Ended  Nine Months Ended
----------------------------------------------------------------------
                                  January  January   January  January
                                       31,      31,       31,      31,
                                     2003     2002      2003     2002
                                     (Un-     (Un-      (Un-     (Un-
                                  audited) audited)  audited) audited)
----------------------------------------------------------------------
Revenue - external
  Europe (1)                     $116,163  $95,584  $359,564 $304,655
  International (2)                46,438   44,953   136,766  120,786
  Repair and overhaul (3)          15,892   11,084    46,380   32,676
  Composites (4)                    1,506        -     4,007        -
----------------------------------------------------------------------
                                  179,999  151,621   546,717  458,117
----------------------------------------------------------------------
Inter-segment revenues
  Europe                            4,576    3,844    12,759   10,729
  Repair and overhaul              38,214   26,123   108,450   81,850
  Corporate and other (5)               -        -         -    2,559
----------------------------------------------------------------------
                                   42,790   29,967   121,209   95,138
----------------------------------------------------------------------
Earnings before interest, taxes,
 depreciation and amortization
 ("EBITDA")
  Europe                           20,918   17,092    70,542   56,149
  International                     8,997   12,214    27,547   27,051
  Repair and overhaul               9,272    7,220    27,928   21,639
  Composites                         (737)       -    (3,332)       -
  Corporate and other              (3,540)  (4,901)  (16,908) (14,845)
----------------------------------------------------------------------
                                   34,910   31,625   105,777   89,994
----------------------------------------------------------------------
Earnings from operations
  Europe                           17,562   14,500    61,521   48,638
  International                     7,946   11,293    24,668   24,380
  Repair and overhaul               9,132    6,978    27,307   20,982
  Composites                       (1,265)       -    (4,905)       -
  Corporate and other              (4,305)  (5,400)  (19,817) (15,861)
----------------------------------------------------------------------
                                   29,070   27,371    88,774   78,139
----------------------------------------------------------------------
----------------------------------------------------------------------

Notes:
1. Europe - includes the flying divisions based in Aberdeen,
   Scotland and Stavanger, Norway.
2. International - includes operations in Australia, Africa, Asia, offshore work in Eastern Canada, and other locations around the world.
3. Repair and overhaul - includes helicopter repair and overhaul operations based in Stavanger, Norway and Aberdeen, Scotland.
4. Composites - includes composite and metal parts manufacturing operations in Canada.
5. Corporate and other - includes Corporate head office activities and applicable consolidation eliminations.

----------------------------------------------------------------------

5. Employee pension plans

The Company maintains defined benefit and defined contribution pension plans for substantially all of its employees.

Selected summary information about the Company's defined benefit pension plans, in aggregate, as compared to April 30, 2002 is as follows:

                                                  As at
----------------------------------------------------------------------
                                    January 31, October 31, April 30,
                                           2003       2002      2002
                                     (Unaudited)(Unaudited) (Audited)
----------------------------------------------------------------------

Benefit obligation                      $396,597  $385,241  $344,102
----------------------------------------------------------------------
----------------------------------------------------------------------

Fair value of plan assets               $309,353  $300,793  $312,484
----------------------------------------------------------------------
----------------------------------------------------------------------

Funded status
  Defined benefit plans - funded (1)    $(59,280) $(57,441)  $(2,323)
  Defined benefit plans - unfunded (2)   (27,964)  (27,007)  (29,295)
----------------------------------------------------------------------
Total                                    (87,244)  (84,448)  (31,618)

Unrecognized net actuarial losses,
  prior service costs and
  transition amounts                     145,447   138,588    85,869
----------------------------------------------------------------------

Net asset recognized on
 balance sheet                           $58,203   $54,140   $54,251
----------------------------------------------------------------------
----------------------------------------------------------------------

(1) Funded plans require contributions to be made by the Company.
(2) Unfunded plans do not require contributions from the Company

Of the net asset recognized on the balance sheet at January 31, 2003,
$73.6 million (April 30, 2002 - $66.6 million) related to the funded plans is recorded in other assets and $15.4 million (April 30, 2002 -
$12.4 million) related to the unfunded plans is recorded as an accrued pension obligation in other credits.

The significant weighted average actuarial assumptions adopted in measuring the Company's defined benefit pension plans' obligations as at
January 31, 2003 are as follows:

        Discount rate                                        6.52%
        Expected long-term rate of return on plan assets     7.27%
        Rate of compensation increase                        2.72%

The assumptions used by each plan were unchanged from April 30, 2002.

----------------------------------------------------------------------

6. Capital stock

Authorized:
Unlimited number of each of the following:
 First preferred shares, issuable in series
 Second preferred shares, issuable in series
 Class A subordinate voting shares
 Class B multiple voting shares
 Ordinary shares

----------------------------------------------------------------------
                                        Number of Shares
----------------------------------------------------------------------
                              January 31,    April 30,  January 31,
                                     2003         2002         2002
                               (Unaudited)    (Audited)  (Unaudited)
----------------------------------------------------------------------
Issued:
Class A subordinate voting
 shares                            17,871       17,689       13,445
Class B multiple voting shares      2,957        2,978        2,975
Ordinary shares                    11,000       11,000       11,000

Securities convertible into
 Class A subordinate voting
 shares:
Class B multiple voting
 shares                             2,957        2,978        2,975
Share options                       2,046        1,427        1,456
Convertible debt                      690          795          795
----------------------------------------------------------------------
----------------------------------------------------------------------

7. Per share information

----------------------------------------------------------------------
                       Three Months Ended January 31, 2003 (Unaudited)
----------------------------------------------------------------------

                                              Weighted
                                               average           Net
                                                number      earnings
                             Net earnings    of shares     per share
----------------------------------------------------------------------

Basic                             $15,646       20,721         $0.76
Effect of dilutive
 securities:
Share options                           -        1,135
Convertible debt                      120          768
----------------------------------------------------------------------

Diluted                           $15,766       22,624         $0.70
----------------------------------------------------------------------
----------------------------------------------------------------------

----------------------------------------------------------------------
                       Three Months Ended January 31, 2002 (Unaudited)
----------------------------------------------------------------------

                                              Weighted
                                               average           Net
                                                number      earnings
                             Net earnings    of shares     per share
----------------------------------------------------------------------

Basic                             $11,171       16,361         $0.68
Effect of dilutive
 securities:
Share options                           -          969
Convertible debt                      127          795
Shares as security for
 non-recourse loans                     -           36
----------------------------------------------------------------------
Diluted                           $11,298       18,161         $0.62
----------------------------------------------------------------------
----------------------------------------------------------------------

Under the treasury stock method, the proceeds from the exercise of options and warrants are assumed to be used to repurchase the
Company's stock on the open market.  The difference between the number of shares assumed purchased and the number of options and warrants assumed exercised is added to the number of basic shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share.  Therefore, the number of shares in the diluted earnings per share calculation will increase as the share price increases.

----------------------------------------------------------------------

8. Share option plan

The Company uses the intrinsic value based method to account for share options.  If the fair value method had been used to account for share options issued during the nine months ended January 31, 2003, the pro-
forma impact on net earnings and earnings per share would have been as follows:

                                    Three Months         Nine Months
                                           Ended               Ended
                                January 31, 2003    January 31, 2003
                                     (Unaudited)         (Unaudited)
----------------------------------------------------------------------

Net earnings
  As reported                            $15,646             $43,241
  Pro-forma                               14,966              38,722

Basic earnings per share
  As reported                               0.76                2.47
  Pro-forma                                 0.72                1.87

Diluted earnings per share
  As reported                               0.70                2.28
  Pro-forma                                 0.67                1.73

The Black Scholes option pricing model was used to fair value the options using the following estimates and assumptions:

       Expected life                            5 years
       Expected dividend yield                     0.6%
       Risk-free interest rate                     5.0%
       Stock volatility                           40.0%

As at January 31, 2003 total outstanding options were 2,045,706
(2002 - 1,456,427).  At January 31, 2003 1,599,080 of the share options were exercisable (2002 - 1,456,427).  The weighted average exercise price of the total outstanding options at January 31, 2003 was $13.74 compared to $5.86 at January 31, 2002.
----------------------------------------------------------------------

9. Reconciliation to accounting principles generally accepted in the
United States ("U.S. GAAP")

In certain respects, Canadian GAAP differs from U.S. GAAP.  If U.S.
GAAP were employed, the consolidated statements of earnings would be adjusted as follows:

----------------------------------------------------------------------
                                Three Months Ended  Nine Months Ended
                                         (Restated)         (Restated)
                                           (Note 2)           (Note 2)
                                  January  January   January  January
                                       31,      31,       31,      31,
                                     2003     2002      2003     2002
                                     (Un-     (Un-      (Un-     (Un-
                                  audited) audited)  audited) audited)
----------------------------------------------------------------------
Net earnings according to
 Canadian GAAP                    $15,646  $11,171   $43,241  $34,299
Reclassification of loss on
 debt settlement, after taxes
 of $4,548                              -        -     7,916        -
Pre-operating expenses               (626)  (2,482)      164   (5,567)
Gain on sale of
 assets/depreciation expense          (10)     (10)      (30)     (30)
Decrease (increase) in income
 tax expense (1)                      140      377       (27)  11,233
----------------------------------------------------------------------
Net earnings before extraordinary
 item and change in accounting
 policy according to U.S. GAAP     15,150    9,056    51,264   39,935
Extraordinary loss on debt
 settlement, net of taxes               -        -    (7,916)       -
Change in accounting policy,
 net of taxes                           -        -    (1,715)       -
----------------------------------------------------------------------
Net earnings according
 to U.S. GAAP                      15,150    9,056    41,633   39,935

Other comprehensive earnings
  Foreign currency translation
   adjustment                      10,596     (157)   35,516       24
  Minimum pension liability
   adjustment                     (37,205)     214   (37,890)  (9,879)
  Interest rate swap adjustment    (3,441)       -    (5,508)       -
----------------------------------------------------------------------

Comprehensive earnings
 according to U.S. GAAP          $(14,900)  $9,113   $33,751  $30,080
----------------------------------------------------------------------
----------------------------------------------------------------------

Basic earnings per share
 according to U.S. GAAP
  Earnings before extraordinary
   item and change in
   accounting policy                $0.73    $0.55     $2.48    $2.44
  Extraordinary item                    -        -     (0.38)       -
  Change in accounting policy           -        -     (0.08)       -
----------------------------------------------------------------------
  Net earnings                      $0.73    $0.55     $2.02    $2.44
----------------------------------------------------------------------

Diluted earnings per share
 according to U.S. GAAP
  Earnings before extraordinary
   item and change in
   accounting policy                $0.67    $0.51     $2.28    $2.22
  Extraordinary item                    -        -     (0.35)       -
  Change in accounting policy           -        -     (0.08)       -
----------------------------------------------------------------------
  Net earnings                      $0.67    $0.51     $1.85    $2.22
----------------------------------------------------------------------

(1) Under Canadian GAAP for fiscal 2001, the Company recorded an income tax recovery of $9.5 million related to future income tax rate reductions that were substantially enacted during the year.
    Under U.S. GAAP, the $9.5 million impact was reflected in earnings in the first quarter of 2002 as the income tax rate reductions became fully enacted during that period.

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes, the most significant of which are listed below:

* Other assets would be reduced by $49.4 million due to a portion of the minimum pension liability offsetting prepaid pension costs and the removal of pre-operating expenses, which are charged to earnings as incurred under U.S. GAAP.
* Future tax liabilities would be decreased by $17.8 million to tax-
  effect adjustments to net earnings and comprehensive income under
  U.S. GAAP.

* Other credits would increase by $30.2 million to recognize the minimum pension liability and interest rate swap adjustments recorded in comprehensive income.
* Accumulated other comprehensive earnings would be recorded at
  $(40.0) million under U.S. GAAP for foreign currency translation adjustments, derivative instruments and minimum pension liability adjustments.
* Retained earnings would be reduced by $8.1 million to adjust for the current and prior period cumulative effects of conversion to net earnings under U.S. GAAP.

/T/

Guarantees

In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of
the Indebtedness of Others" effective for disclosures of guarantees in financial statements of interim or annual periods ending after December 15,
2002 and prospectively for initial recognition and measurement of guarantees issued or modified after December 31, 2002.

The Company has provided guarantees to third parties in respect of the following items as at January 31, 2003:

The Company has provided limited guarantees to third parties under some of its operating leases in connection with a portion of the aircraft values at the termination of the leases.  The leases have terms expiring between 2003 and 2010. The Company's exposure under the asset value guarantees is approximately $32.0 million.  The resale market for the aircraft type for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

The Company has performance guarantees with two customers of a third-party partner.  These guarantees have been in effect since August 1995 and November
1998 and relate to the provision of helicopter transportation services involving three heavy aircraft.  In the event of non-performance by the partner, the Company will continue the provision of services under the contract as it leases to the partner the three helicopters.  The guarantees are currently in litigation, however, as the Company contests that the contract renewals with the two customers by the partner were not made in accordance with the express terms of the contracts guaranteed by the Company.

FOR FURTHER INFORMATION PLEASE CONTACT:

CHC Helicopter Corporation
Jo Mark Zurel
Senior Vice-President & Chief Financial Officer
(709) 570-0567

OR

CHC Helicopter Corporation
Chris Flanagan
Director of Communications
(709) 570-0749

OR

CHC Helicopter Corporation
Derrick Sturge
Vice-President, Finance
(709) 570-0713
(709) 570-0506 (fax)
www.chc.ca